Exhibit 99.1

CHAPTER 4

The securities have not been registered with the United States Securities and Exchange Commission and are not being offered in the United States or to U.S. Persons.

4.1	General

In this prospectus, "we", "us", "our", and the "Company" refer to Tower Semiconductor Ltd. and its wholly-owned subsidiaries. References to the "Company" for dates prior to September 19, 2008 mean Tower Semiconductor Ltd. ("Tower") and its wholly-owned subsidiaries, excluding Jazz, as defined herein, which Tower merged with on September 19, 2008.  References to the "Company" for dates prior to June 3, 2011 mean Tower and its wholly-owned subsidiaries, excluding TJP as defined herein, which was formed when we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan from Micron Technology Inc. on June 3, 2011.  References to the "Company" or "Tower" for periods on or after June 3, 2011 refer to Tower and its wholly-owned subsidiaries.  The term "NIS" refers to new Israeli shekel, and "dollar", "USD" or "$" refers to U.S. dollars.

We prepare our consolidated financial statements in U.S. dollars and in accordance with generally accepted accounting principles in the United States ("US GAAP").  Prior to the fourth quarter of 2007, Tower prepared its financial reports in United States dollars and in accordance with generally accepted accounting principles in Israel ("Israeli GAAP") and provided reconciliation to US GAAP in the notes to the financial statements.  We have recast the comparative amounts included in our financial statements for periods prior to the fourth quarter of 2007 to US GAAP.

4.2	Summary Information Regarding the Company

YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING THE COMPANY AND THE SECURITIES BEING OFFERED HEREBY, INCLUDING THE RISKS DISCUSSED UNDER THE HEADING "RISK FACTORS" SET FORTH IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.  YOU SHOULD ALSO READ CAREFULLY THE HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS, THE NOTES THERETO AND OTHER INFORMATION THAT IS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, INCLUDING OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2011 WHICH CONTAINS OUR AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011, AND OUR REPORT ON FORM 6-K FILED ON AUGUST 10, 2012  WHICH CONTAINS OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD ENDED AS OF JUNE 30, 2012.

Tower Semiconductor Ltd. was incorporated in 1993 under the laws of the State of Israel and is subject to the Israeli Companies Law of 1999 (the "Companies Law").  Our shares are listed on the NASDAQ Global Market under the ticker symbol "TSEM" and on the Tel Aviv Stock Exchange in Israel under the symbol "TSEM".  Our manufacturing facilities and executive offices are located in the Ramat Gavriel Industrial Park, Post Office Box 619, Midgal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611.

We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors using production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.095-micron. We also provide design services and complementary technical services.  ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

We are focused on establishing leading market share in high-growth specialized markets by providing our customers with high-value wafer foundry services. Our historical focus has been standard digital complementary metal oxide semiconductor (“CMOS”) process technology, which is the most widely used method of producing ICs.  We are currently focused on the emerging opportunities in the fields of CMOS image sensors, mixed-signal, radio frequency CMOS (RFCMOS), bipolar CMOS (BiCMOS), and silicon-germanium BiCMOS (SiGe BiCMOS or SiGe), high voltage CMOS, radio frequency identification (RFID) technologies and power management. To better serve our customers, we have developed and are continuously expanding our technology offerings in these fields. Through our expertise and experience gained over eighteen years of operation, we differentiate ourselves by creating a high level of value for our clients through innovative technological processes, design and engineering support and services, competitive manufacturing indices, and dedicated customer service.

Tower was founded in 1993, with the acquisition of National Semiconductor’s 150-mm wafer fabrication facility located in Migdal Haemek, Israel, and commenced operations as an independent foundry. Since then, we have significantly upgraded our Fab 1 facility, equipment, capacity and technologies’ capabilities with process geometries ranging from 1.0-micron to 0.35-micron and enhanced our process technologies to include CMOS image sensors, embedded flash, advanced analog, RF (radio frequency) and mixed-signal technologies.

In 2003, we commenced production in Fab 2, a wafer fabrication facility we established in Migdal Haemek, Israel. Fab 2 supports geometries ranging from 0.35 to 0.13-micron, using advanced CMOS technology, including CMOS image sensors, embedded flash, advanced analog, RF (radio frequency), power platforms and mixed-signal technologies.

In September 2008, we merged with Jazz Technologies. Jazz focuses on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. Jazz's specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) semiconductor processes. ICs manufactured by Jazz are incorporated into a wide range of products, including cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Jazz operates one semiconductor fabrication facility in Newport Beach, California (“Fab 3”). The merger has provided several key benefits, including increased global capacity, a larger customer base, a more comprehensive product portfolio and a stronger financial base.

In June 2011, we acquired a fabrication facility in Nishiwaki City, Hyogo, Japan (Fab 4) from Micron. The assets and related business that we acquired from Micron are held and conducted through a wholly owned Japanese subsidiary, TowerJazz Japan Ltd. (TJP). Fab 4 supports geometries ranging from 0.13 to 0.095-micron to manufacture DRAM and CMOS image sensor products, and we are currently in the process of bringing in other process technologies to Fab 4 to enable it to manufacture other products.

4.3	Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges in accordance with US GAAP for the periods presented are as follows:

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	(1)	1.07	(2)	(3)	(4)	(5)

(1)	Earnings as adjusted were inadequate to cover fixed charges by $37.2 million in the nine months ended September 30, 2012.
(2)	Earnings as adjusted were inadequate to cover fixed charges by $29.5 million in 2010.
(3)	Earnings as adjusted were inadequate to cover fixed charges by $125.5 million in 2009.
(4)	Earnings as adjusted were inadequate to cover fixed charges by $240.2 million in 2008.
(5)	Earnings as adjusted were inadequate to cover fixed charges by $144.3 million in 2007.

For the purpose of these computations, earnings have been calculated as the sum of (i) pretax income from continuing operations and (ii) amortization of capitalized interest offset by interest capitalized.  Fixed charges consist of the sum of (i) interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and (ii) an estimate of the interest within rental expense (calculated based on a reasonable approximation of the interest factor).

4.4	Summary Terms of the Offer

We may, from time to time, offer and sell the securities described below in one or more offerings:

•	Up to 2,000,000,000 ordinary shares of Tower par value NIS 15.00 each;

•
Series D debentures which shall be offered by way of expanding the Series D debentures traded on TASE, par value NIS 1.00 each, in an aggregate par value of up to NIS 2,000,000,000 (“Debenture Series D”);

•
Series F convertible debentures which shall be offered by way of expanding the Series F debentures traded on TASE, par value NIS 1.00 each, in an aggregate par value of up to NIS 2,000,000,000 (“Debenture Series F”);

•	Up to five series of debentures (series 5-9), par value NIS 1.00 each, in an aggregate par value for each series of up to NIS 2,000,000,000 (“Debenture Series 5-9”);

•
Up to five series of convertible debentures (series G-K), par value NIS 1.00 each, in an aggregate par value for each series of up to NIS 2,000,000,000 (“CD Series G-K”). Each of the CD Series G-K shall be convertible into Tower ordinary shares. The conversion of the CD Series G-K shall be at a rate of conversion not less than the par value of Tower ordinary shares;

•	Up to five series of warrants (series 8-12), of up to 2,000,000,000 warrants each. Every warrant shall be exercisable for Tower ordinary shares;

•
Up to five series of warrants (series C-G), of up to 20,000,000 warrants each (“Warrant Series C-G”). Holders of a Warrant Series C-G shall be eligible to purchase NIS 100 par value of Series D debentures or Series F convertible debentures, or another amount of debentures from any of Debenture Series 5-9 or CD Series G-K.

•	Up to five series of commercial papers (series 1-5), par value NIS 1.00 each, in an aggregate par value for each series of up to NIS 2,000,000,000;

This prospectus provides you with a general description of the securities which we may offer.  Each time we offer to sell securities under this prospectus, we will provide a prospectus supplement containing specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  To the extent that any information we provide in a prospectus supplement is inconsistent with information in this prospectus, the information in the prospectus supplement will modify or supersede this prospectus.  You should read this prospectus and any supplement together with additional information described below under Section 4.13 "Where You Can Find More Information" carefully before purchasing any of our securities.  We will not use this prospectus to confirm sales of any securities that are being registered but not offered under this prospectus, unless it is attached to a shelf offering report.

We may sell these securities in one or more offerings.  We may sell these securities to or through underwriters and also to other purchasers or through agents.  The names of any underwriters or agents will be stated in a supplemental shelf offering report.

4.5	Forward-Looking Statements

The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended.  You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus.  Such forward-looking statements do not purport to be predictions of future events or circumstances.  As such, our actual results and performance may differ materially from those expressed in such forward-looking statements.  Forward-looking statements that express our beliefs, plans, objectives, assumptions, future events or performance may involve estimates, assumptions, risks and uncertainties. Such risks and uncertainties are discussed in this prospectus under the heading “Risk Factors”, and in our other filings with the U.S. Securities and Exchange Commission, which are also filed with the Israel Securities Authority.  You should read and interpret any forward-looking statements together with these documents. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update, and expressly disclaim any obligation to update, any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

4.6	Selected Consolidated Financial Data

You should carefully read the following selected Consolidated Financial Data in conjunction with "Item 5- Operating and Financial Review and Prospects" of our Annual Report on Form 20-F as of December 31, 2011 which contains our Consolidated Financial Statements as of December 31, 2011 and related notes for the year then ended and in conjunction with the unaudited condensed interim consolidated financial statements as of June 30, 2012.

We derived the selected statement of operations data and other financial data for the years ended December 31, 2011, 2010 and 2009, and selected balance sheet data as of December 31, 2011 and 2010 from the audited financial statements as of December 31, 2011. Those financial statements were audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm. We derived the selected statement of operations data and other financial data for the years ended December 31, 2008 and 2007 and the selected balance sheet data as of December 31, 2009, 2008 and 2007 from our audited financial statements that are not included in this prospectus. We derived the selected statement of operations data for the nine months ended September 30, 2012 and the selected balance sheet data as of September 30, 2012 from our unaudited condensed interim consolidated financial statements as of September 30, 2012.

Our management believes that the financial statements contain all adjustments needed to present fairly the information included therein.

		Year Ended December 31,
	Nine Months Ended September 30, 2012	2011	2010	2009	2008	2007
		(in thousands, except per share data)
Statement of Operations Data:
Revenues	$491,244	$611,023	$509,262	$298,812	$251,659	$230,853
Cost of revenues	421,029	526,198	402,077	325,310	296,513	284,771
Gross profit (loss)	70,215	84,825	107,185	(26,498)	(44,854)	(53,918)
Operating Costs and expenses
Research and development	23,761	24,886	23,876	23,375	14,969	13,790
Marketing, general and administrative	33,658	48,239	39,986	31,943	33,223	31,604
Write-off of in-process research and development	--	--	--	--	1,800	--
Acquisition related and reorganization costs	5,789	1,493	--	--	520	--
Fixed assets impairment	--	--	--	--	120,538	--
Operating profit (loss)	7,007	10,207	43,323	(81,816)	(215,904)	(99,312)
Financing expense, net	(43,130)	(40,302)	(72,925)	(45,710)	(17,566)	(34,976)
Gain on debt restructuring	--	--	--	--	130,698	--
Gain on acquisition	--	19,467	--	--	--	--
Other income (expense), net	(1,120)	13,460	65	2,045	(918)	92
Profit (loss) before income tax expenses	(37,243)	2,832	(29,537)	(125,481)	(103,690)	(134,196)
Income tax benefit (expense)	(9,637)	(21,362)	(12,830)	5,022	(1,455)	--
Loss for the year	(46,880)	$(18,530)	$(42,367)	$(120,459)	$(105,145)	$(134,196)
Basic loss per ordinary share (*)	$(2.19)	$(0.92)	$(2.70)	$(10.60)	$(11.70)	$(16.94)
Other Financial Data:
Depreciation and amortization	$127,600	$162,679	$143,023	$143,404	$138,808	$154,343

	As of September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
		(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents, including short-term interest-bearing deposits and designated cash	$160,973	$101,149	$198,382	$81,795	$34,905	$44,536
Working capital	129,053	35,830	72,053	70,113	24,133	46,711
Total assets	893,422	857,221	801,728	650,837	706,793	686,782

Short-term bank debt and current maturities of debentures	56,970	48,255	122,179	7,000	15,330	7,887
Long-term debt from banks	114,871	103,845	111,882	187,606	222,989	379,314
Debentures	170,263	197,765	247,598	241,207	208,512	117,460
Long-term customers’ advances	7,415	7,941	9,257	8,262	11,138	27,983
Shareholders’ equity	247,543	174,703	117,782	56,014	111,567	44,709

Weighted average number of ordinary shares outstanding (*) (**)	21,418	20,138	15,688	11,364	8,983	7,924
Number of shares issued and outstanding (*) (**)	21,543	21,219	17,703	13,264	10,668	8,282

(*) (**) Includes the effect of the reverse stock split of one-for-fifteen effected on August 5, 2012.
(**) Net of 86,667 treasury shares

4.7	Risk Factors

An investment in our securities is speculative and involves a high degree of risk.  Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment.  You should carefully consider the following factors as well as the other information contained in this prospectus and in the other reports that we file with the U.S Securities and Exchange Commission and that we incorporate by reference into this prospectus before deciding to invest in our securities. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. The information in this prospectus is complete and accurate as of the date of this prospectus.  However, the information may change thereafter. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, further events, or otherwise.

The following is a list of the material risk factors that, upon the occurrence of one or a combination of such factors, could have a material adverse effect on our business, financial condition or results of operations.

Risks Affecting Our Business

We have a large amount of debt and our business may be adversely affected if we will not be able to timely fulfill our debt obligations

We have a large amount of debt and other liabilities. As of December 31, 2012, Tower had (i) approximately $131 million of outstanding bank loans carrying interest of LIBOR plus 2.75% to be repaid in quarterly installments between September 2013 through September 2015, totaling $25 million in 2013, $80 million in 2014 and $26 million in 2015, and (ii) approximately $256 million of debt in respect of outstanding debentures, mostly convertible into ordinary shares, to be repaid between December 2013 and December 2016 if not converted earlier. As of December 31, 2012, Jazz had (i) approximately $19 million of outstanding borrowings under its up to $45 million Wells Fargo credit line carrying an interest rate of LIBOR plus approximately 2.5%, due September 2014,  and (ii) approximately $94 million of outstanding debentures due 2015. As of December 31, 2012, TJP had approximately $13 million of outstanding borrowings under a secured asset-based revolving credit line of up to 4 billion Japanese Yen (approximately $46 million) provided by GE Capital. Loans obtained under this credit line carry an interest of the higher of TIBOR rate or LIBOR rate plus 2.6% per annum.

        Carrying such a large amount of debt and other liabilities may have significant negative consequences, including:

•
requiring the use of a substantial portion of our cash flow from operating activities to service our indebtedness rather than investing our cash flows to fund our growth plans, working capital and capital expenditures;

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources;

•	volatility in our non-cash financing expenses due to increase in the fair value of our debt obligations, which may increase our net loss or reduce our net profits; and/or

•	enforcement by the banks and/or Micron of their liens against Tower, Jazz or TJP’s respective assets, as applicable (at the occurrence of an event of default).

In order to finance our debt and other liabilities and obligations, in addition to cash on hand and expected cash flow from our ongoing operations, we continue to explore measures to obtain funds from additional sources including debt and/or equity restructuring and/or re-financing, sale of new securities, opportunities for the sale and lease-back of a portion of Tower’s real estate assets, sale of other assets, intellectual property licensing, as well as additional financing alternatives.  However, there is no assurance that we will be able to obtain sufficient funding, if at all, from the financing sources detailed above or other sources in a timely manner or on commercially reasonable terms in order to allow us to fully or partially repay our short term and long term debt and other liabilities and obligations in a timely manner and fund our growth plans, working capital needs and capital expenditures.

If we are unable to manage fluctuations in cash flow, our business and financial condition may be adversely affected.

Our working capital requirements and cash flows are subject to quarterly and yearly fluctuations due to certain factors, including:

•	fluctuations in the level of revenues from our operating activities;

•	fluctuations in the collection of receivables;

•	timing and size of payables;

•	the timing and size of capital expenditures;

•	the repayment schedules of our debt obligations; and

•	our ability to fulfill our obligations and meet performance milestones under our facility agreement, foundry agreements and investment center programs.

If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected.

If Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement, or if Tower fails to meet any of the covenants and financial ratios stipulated in its amended facility agreement and Tower's banks do not waive its noncompliance, Tower  business may be adversely affected.

Under Tower's amended facility agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., in the event that Tower fails to comply with the repayment schedule or any other terms of its amended facility agreement and is unsuccessful in negotiating a revised repayment schedule or revised terms, or fails to meet any of the covenants and financial ratios stipulated in the amended facility agreement, and Tower's banks do not waive its noncompliance, Tower's banks may require Tower to immediately repay all loans made by them to Tower, plus penalties, and the banks would be entitled to exercise the remedies available to them under the amended facility agreement, including enforcement of their lien against Tower's assets.  There is no assurance that Tower will be able to generate the cash necessary to fund the scheduled payments from increased levels of cash from operations or from additional equity or debt financing or other funding sources. If Tower is not able to generate increased levels of revenue and cash from operations or raise sufficient funds in a timely manner, Tower would likely be unable to comply with the repayment schedule and may fail to meet covenants and financial ratios under the amended facility agreement, which may have a material adverse effect on Tower.

Israeli banking laws may impose restrictions on the total debt that Tower may borrow from its banks.

Pursuant to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, Tower may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, the Israel Corporation Ltd. ("Israel Corp.") and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive imposes limitations on amounts that banks may lend to borrowers or groups of borrowers.  Should Tower's banks exceed these limitations, their ability to lend additional money to Tower in the future would be limited and they may require Tower to return some or all of its outstanding borrowings (which, under Tower's amended facility agreement with its banks, were approximately $131 million in the aggregate as of December 31, 2012).

Our success as a specialty foundry depends on our ability to continue to expand our business, customer base and market presence, including through acquisitions.  There is no assurance that we will be successful in such expansion or finding and successfully executing acquisitions.

Our financial results depend, to a significant degree, upon our ability to increase our presence in the specialty foundry field and firmly entrench ourselves as a leading specialty foundry. In order to do so and thereby improve our financial position and operating cash flow, we need to expand our business and attract new customers who will utilize our expanded capacity.

Our success at such expansion is dependent, in part, on finding suitable targets for acquisitions, successfully consummating such acquisitions and integrating them into our business.

We cannot assure you that we will be successful in expanding our business, attracting new customers and increasing our market presence.  Further, we cannot assure that we will find  and successfully execute such acquisitions or that they will achieve the expected synergies. Furthermore, terms of our existing indebtedness, may prohibit or limit our ability to engage in certain acquisitions.

Our reliance on acquisitions, such as our recent acquisition of TJP in June 2011, as a means of growth involves risks that could adversely affect our future revenues and operating results.

For example:

•	We may fail to identify acquisitions that would enable us to execute our business strategy.

•	Other foundries may bid against us to acquire potential targets. This competition may result in decreased availability of, or increased prices for, suitable acquisition candidates.

•
We may not be able to obtain the necessary regulatory approvals, or we may not be able to obtain the necessary approvals from our lender banks, and as a result, or for other reasons, we may fail to consummate certain acquisitions.

•	Potential acquisitions may divert management’s attention away from our existing business operations, which may have a negative adverse effect on our business.

•	We may fail to integrate acquisitions successfully in accordance with our business strategy or achieve expected synergies.

•
We may not be able to retain experienced management and skilled employees from the businesses we acquire and, if we cannot retain such personnel, we may not be able to attract new skilled employees and experienced management to replace them.

•	We may purchase a company with excessive unknown contingent liabilities, including, among others, patent infringement or product liability.

•	We may not be able to obtain additional financing on favorable terms, if at all, which could limit our ability to engage in acquisitions.

Our acquisition of TJP involves risks that may adversely affect our future revenues and operating results.

Our acquisition of TJP involves known and unknown risks that may adversely affect our future revenues and operating results, including:

•	failure to successfully integrate TJP in accordance with our business strategy;

•
unsuccessful in attracting new customers and products to Fab 4 in a timely manner and may therefore have to revise our cost structure to reduce the costs of operations which may result in incurring high one-time costs; and

•
in the event it takes longer than expected to attain new customers and products for manufacture at Fab 4, it may adversely affect TJP’s ability to fund the costs at Fab 4, which may adversely affect TJP’s ability to maintain its operations.

Historically, Fab 4 served entirely as a fabrication facility for Micron’s products.  We are in the process of bringing various process technologies to Fab 4 to allow for the manufacture of a wide range of products at this facility for a broad range of customers.  This requires significant capital expenditures and on site qualification of technologies.  There is no assurance that TJP will be successful in expanding its customer base in a timely manner in order to cover its manufacturing and operating costs.  In the event that TJP is unable to obtain such funds from its business and operations, the Company’s financial results may be adversely affected.

If TJP does not comply with certain covenants, it may be subjected to significant penalties, which may adversely affect its operations and the Company.

Pursuant to its agreements with Micron, TJP is subject to certain affirmative, financial and restrictive covenants, and other obligations until June 2013.

If TJP does not comply with such covenants or limitations, Micron will have various potential remedies depending on the level of breach, and subject to certain arrangements with the bank lender to TJP detailed in the intercreditor agreement, including:

•	The ability to buy back the TJP shares and/or TJP assets (purchase will be at the fair market value of TJP’s assets and liabilities at the time of the buy back);

•	Ability to foreclose on certain pledged assets of TJP;

•	Ability to claim liquidated damages in an amount of up to $100 million.

In the event that TJP does not comply with certain covenants that entitle Micron to remedies such as those listed above, it may be subjected to significant penalties which may adversely affect Fab 4 operations and the Company.

If we do not fully equip Fab 2 and complete the equipment installation, and ramp-up of production in Fab 2 to its full capacity, we will not fully utilize the substantial investment made in the construction of Fab 2.

 The full ramp-up of Fab 2 has not been completed to date. Our determination as to the timing of the implementation of the ramp-up of Fab 2 and the increase in Fab 2’s production levels is dependent on prevailing and forecasted market conditions, customer demand, availability of equipment and our ability to fund such ramp-up. The ramp-up of Fab 2 is a substantial and complex project. If we cannot fund the further ramp-up of Fab 2 or otherwise successfully complete the ramp-up of Fab 2, we may be unable to meet our customers’ production demands and as a result may lose customers and may not attract new ones. In order to fully ramp-up Fab 2, we will need to continue to develop new process technologies in order to suit our customers’ needs. In addition, we have experienced, and may in the future experience, difficulties that are customary in the installation, functionality and operation of equipment. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2, add to its cost and result in the Company not fully utilizing the substantial investment made in the construction of  Fab 2, which may adversely affect our future financial results.

Failure to comply with the terms of the Israeli Investment Center regulations may result in us not receiving the benefits of the approved plans or may subject us to significant penalties by the Investment Center.

In 2011, we received an approval certificate (“ktav ishur”) from the Israeli Investment Center, a governmental agency, for our expansion program according to which we received approximately $36 million to date for investments made commencing 2006. Under our previous approved program approved in December 2000, we received an additional $165 million of grants for capital expenditure investment made during the years 2001 through 2005.

Eligibility for the above grants and other tax benefits are subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event we breach the various conditions and terms, we may not be eligible to receive the benefits of the approved plan and may be exposed to significant penalties by the Investment Center, up to the amounts we received in the past.  In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets. These liens secure the Investment Center against a breach by us of the terms of the grant program.

If we do not receive orders from our customers with whom we have signed long-term contracts, we may have excess capacity.

We have committed a portion of our capacity for future orders to some customers with whom we have signed long-term contracts.  If these customers do not place orders with us in accordance with their contractual loading and purchase commitments, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

We may incur additional indebtedness.

Although Tower, Jazz and TJP are limited by the covenants in their respective loan facilities, and TJP is also limited by covenants in its agreements with Micron, Tower and/or Jazz and/or TJP could find themselves in a position in which they may be required to take on additional indebtedness in order to fund their operations, which would increase the amount of our outstanding indebtedness.  Any additional indebtedness may increase the risks associated with servicing our indebtedness.

Adverse global or economic conditions may adversely affect our results and our ability to fulfill our debt obligations and other liabilities.

Market analysts are currently cautious in regard to the forecasted global economic conditions and it is uncertain when the downturn in the semiconductor industry and global economy will end. The effects of such downturn in the semiconductor industry and global economy may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide which may negatively impact consumer and customer demand for our products and the end products of our customers, as well as commercial relationships with our customers. A disruption in the ability of our customers to access sources of liquidity could lead to the inability or failure on their part to meet their payment obligations to us. Such downturn may also have a detrimental effect on our commercial relationships with our suppliers and creditors, including our lenders, as well as our ability to raise funds in the capital market. The insolvency of key suppliers could lead to product delays.  The downturn in the semiconductor industry and global economy may adversely affect our plans to continue capacity growth and our future financial results and position, including our ability to fulfill our debt obligations and other liabilities.

Our operating results fluctuate from quarter to quarter which makes it difficult to predict our future performance.

Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:

•	The cyclical nature of the semiconductor industry and the volatility of the markets served by our customers;

•	Changes in the economic conditions of geographical regions where our customers and their markets are located;

•	Shifts by integrated device manufacturers and customers between internal and outsourced production;

•	Inventory and supply chain management of our customers;

•	The loss of a key customer, postponement of an order from a key customer or the rescheduling or cancellation of large orders;

•	The occurrence of accounts receivable write-offs, failure of a key customer to pay accounts receivable in a timely manner or the financial condition of our customers;

•	The rescheduling or cancellation of planned capital expenditures;

•	Our ability to satisfy our customers’ demand for quality and timely production;

•	The timing and volume of orders relative to our available production capacity;

•	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

•	Price erosion in the industry;

•	Environmental events or industrial accidents such as fire or explosions;

•	Our susceptibility to intellectual property rights disputes;

•	Our ability to maintain existing partners and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

•	Interest, price index and currency rate fluctuations that were not hedged;

•	Technological changes and short product life cycles;

•	Timing for the design and qualification of new products;

•	Increase in the fair value of our bank loans, certain of our warrants and debentures; and

•	Changes in accounting rules affecting our results.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, investors should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our Company, including our operating results, financial condition and ability to maintain our operations.

Fluctuations in the market price of our traded securities may significantly affect our reported GAAP non-cash financing expenses.

Under prevailing accounting standards, we are required, in certain circumstances, to mark our liabilities, or an embedded feature that is part of a liability, to market, e.g. convertible debentures, warrants and options. An increase or a fluctuation in such securities’ market price or our share price may cause a significant increase or fluctuation in our reported GAAP non-cash financing expenses, net which may harm our ability to accurately forecast our reported GAAP non-cash financing expenses, net, our reported net profit or loss and our reported earnings or losses per share, and may cause our possible gross and operating profits to result in a net loss, increase our net loss or reduce our net profits. This non-cash appreciation in our obligations and financing expenses will either eventually be reversed or be converted into equity, or a combination thereof.

The lack of a significant backlog resulting from our customers not placing purchase orders far in advance makes it difficult for us to forecast our revenues in future periods.

Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that, in the future, our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. There is no assurance that any of our customers will continue to place orders with us in the future at the same levels as in prior periods. If orders received from our customers differ adversely from our expectations with respect to the product, volume, price or other items, our operating results, financial condition and ability to maintain our operations may be adversely affected.

We occasionally manufacture wafers based on forecasted demand, rather than actual orders from customers. If our forecasted demand exceeds actual demand, we may have obsolete inventory, which could have a negative impact on our results of operations.

We generally do not manufacture wafers unless we receive a customer purchase order. On occasion, we may produce wafers in excess of customer orders based on forecasted customer demand, because we may forecast future excess demand or because of future capacity constraints. If we manufacture more wafers than are actually ordered by customers, we may be left with excess inventory that may ultimately become obsolete and must be scrapped if it cannot be sold. Significant amounts of obsolete inventory could have a negative impact on our results of operations.

We have a history of operating losses. Our facilities must operate at high utilization rates in order to reduce our losses.

We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates in order to reduce our losses. A significant portion of our losses since 2003 have been due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses.  These costs and expenses have not been offset by a sufficient increase in the level of revenues. If we do not operate our facilities consistently at high utilization rates, we will be unable to achieve and maintain operating profits, which would adversely affect our business. We cannot assure you that we will be profitable on a quarterly or annual basis in the future.

Our sales cycles are typically long, and orders received may not meet our expectations, which may adversely affect our operating results.

Our sales cycles, which we measure from first contact with a customer to first shipment of a product ordered by the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product.  As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received differ from our expectations with respect to the product, volume, price or other items, our operating results, financial condition and ability to maintain our operations may be adversely affected.

Demand for our foundry services is dependent on the demand in our customers’ end markets.  A decrease in demand for, or selling prices of, products that contain semiconductors may decrease the demand for our services and products and reduce our margins.

Our customers generally use the semiconductors produced in our fabs in a wide variety of applications. We derive a significant percentage of our operating revenues from customers who use our manufacturing services to make semiconductors for communication devices, consumer electronics, PCs and other computers. Any significant decrease in the demand for these devices or products may decrease the demand for our services and products. In addition, if the average selling prices of communication devices, consumer electronics, PCs or other computers decline significantly, we may be pressured to further reduce our selling prices, which may reduce our revenues and may reduce our margins significantly. As demonstrated by downturns in demand for high technology products in the past, market conditions can change rapidly, without apparent warning or advance notice. In such instances, our customers may experience inventory buildup and/or difficulties in selling their products and, in turn, may reduce or cancel orders for wafers from us. The timing, severity and recovery of these downturns cannot be predicted accurately or at all. When they occur, our business and profitability may suffer.

In order for demand for our wafer fabrication services to increase, the markets for the end products utilizing these services must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenue.

The cyclical nature of the semiconductor industry and any resulting periodic overcapacity may lead to erosion of sale prices, may make our business and operating results particularly vulnerable to economic downturns, and may reduce our revenues, earnings and margins.

The semiconductor industry has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand. Traditionally, companies in the semiconductor industry have expanded aggressively during periods of decreased demand in order to have the capacity needed to meet expected demand in future upturns. If actual demand does not increase or declines, or if companies in the industry expand too aggressively, the industry may experience a period in which industry-wide capacity exceeds demand. This could result in overcapacity and excess inventories, leading to rapid erosion of average sale prices. The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. In periods of overcapacity, despite the fact that we utilize niche technologies and manufacture specialty products. we may have to lower the prices we charge our customers for our services which may reduce our margins and weaken our financial condition and results of operations. We cannot give assurance that an increase in the demand for foundry services in the future will not lead to under-capacity, which could result in the loss of customers and materially adversely affect our revenues, earnings and margins. We expect these patterns to repeat in the future. The overcapacity and downward price pressure characteristic of a prolonged downturn in the semiconductor market, such as we experienced several times in the past, may not allow us to operate at a profit.  This may seriously harm our financial results and business if we are unable to take appropriate or effective actions in a timely manner, such as reducing our costs to sufficiently offset declines in demand for our services.

If Tower fails to comply with the terms of an agreement under which Tower has to provide a turn-key solution for the upgrade of a fabrication facility, Tower’s financial condition may be affected.

In 2009, Tower entered into a definitive agreement with an Asian entity for the provision by Tower on a turn-key basis of various services and equipment required for the capacity ramp-up and upgrade of the entity’s currently installed and commissioned eight inch refurbished wafer fabrication facility.  Under said agreement, Tower provides technical consultation, know-how, training and turn-key manufacturing solutions, including arranging for the required manufacturing and the transfer of certain equipment required for the fab ramp-up and upgrade. The total agreement value is approximately $130 million of which approximately $118 million was received as of December 31, 2012.

Payments are based on performance of milestones and delivery of the deliverables such as, delivery of detailed working plans; design of clean room; delivery of process equipment; training and integration; and performance of qualification tests and analyses.  If we fail to meet our obligations under this agreement we may face claims for liability or indemnification which may have a material effect on our financial condition.

 If we do not maintain our current customers and attract additional customers, our business may be adversely affected.

Loss or cancellation of business from, or decreases in the sales volume or sales prices to, our significant customers, or our failure to replace them with other customers, could seriously harm our financial results, revenue and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to fill within a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell more wafers in order to utilize the excess capacity.  In addition to the revenue loss that could result from unused capacity or lower sales prices, we may have difficulty adjusting our costs to align with the lower revenue in a timely manner, which could harm our financial results.

We are substantially dependent upon our relationships with certain customers, and the termination or non-renewal of our agreements or other arrangements with these customers may materially and negatively impact our financial position and financial results.

We have relationships with several customers that represent a material portion of our revenues. During the year ended December 31, 2012, we had two customers who contributed between 6% and 43% of our revenues. During the year ended December 31, 2011, we had four customers who contributed between 5% to 32% of our revenues. In 2010, we had five customers who contributed between 5% to 16% of our revenues. The loss of any one of these customers, whether due to insolvency, their unwillingness or inability to perform their obligations under their respective relationships with us, or if we are not able to renew on commercially reasonable terms any of their respective arrangements with us, may materially and negatively impact our overall business and our consolidated financial position and financial results.

If we do not develop and update our technology processes and services, we may lose customers and may be unable to attract new ones.

The semiconductor market is characterized by rapid change, including the following:

•	rapid technological developments;

•	evolving industry standards;

•	changes in customer and product end user requirements;

•	frequent new product introductions and enhancements; and

•	short product life cycles with declining prices as products mature.

Our ability to maintain our current customer base and attract new customers is dependent in part on our ability to continuously develop and introduce to production advanced specialized manufacturing process technologies and purchase the appropriate equipment. If we are unable to successfully develop and introduce these processes to production in a timely manner or at all and if we are unable to purchase the appropriate equipment required for such processes, we may be unable to maintain our current customer base and may be unable to attract new customers.

The semiconductor foundry business is highly competitive; our competitors may have competitive advantages over us and our results of operations may be adversely affected if we do not successfully compete in the industry.

The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close geographic proximity to companies involved in the design and manufacture of integrated circuits.

As our competitors continue to expand their manufacturing capacity, there could be an increase in specialty semiconductor capacity. As specialty capacity increases, there may be more competition and pricing pressure on our services, which may result in underutilization of our capacity, decrease of our profit margins, reduced earnings or increased losses.

In addition, some semiconductor companies have advanced their CMOS designs to 65 nanometer or smaller geometries. These smaller geometries may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies. They may also be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty processes will therefore compete with these processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries. If our potential or existing customers choose to design their products using these advanced CMOS processes, our business may be negatively impacted.

In addition, many of our competitors may have one or more of the following competitive advantages over us:

•	greater manufacturing capacity;

•	multiple and more advanced manufacturing facilities;

•	more advanced technological capabilities;

•	a more diverse and established customer base;

•	greater financial, marketing, distribution and other resources;

•	a better cost structure; and/or

•	better operational performance in cycle time and yields.

If we do not compete effectively, our business and results of operations may be adversely affected.

Furthermore, integrated device manufacturers continue to design and manufacture integrated circuits in their own fabrication facilities. There is a possibility that in certain periods or under certain circumstances such as low demand, they will choose to manufacture their products in their facilities instead of manufacturing products at external foundries.   If our customers will choose to manufacture internally rather than manufacture at our facilities, our business may be negatively impacted.

If we experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems, our business could be seriously harmed.

The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times.  Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture wafers and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We may experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems.  Although we have been enhancing our manufacturing capabilities and efficiency, from time to time we have experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry. In the past we have encountered the following problems:

•	difficulties in upgrading or expanding existing facilities;

•	unexpected breakdowns in our manufacturing equipment and/or related facility systems;

•	difficulties in changing or upgrading our process technologies;

•	raw material shortages or impurities;

•	delays in delivery or shortages of spare parts; and

•	difficulties in maintenance of our equipment.

Should these problems repeat, we may suffer delays in delivery and performance. Any of these problems could seriously harm our reputation, operating results and financial condition.

If we are unable to purchase equipment and raw materials, we may not be able to manufacture our products in a timely fashion, which may result in a loss of existing and potential new customers.

To increase the production capability of our facilities and to maintain the quality of production in our facilities, we must procure additional equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity.  Manufacturing equipment and raw materials generally are available from several suppliers. In several instances, however, we purchase equipment and raw materials from a single source.  Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand.  Any such shortages could result in production delays that may result in a loss of existing and potential new customers which may have a material adverse effect on our business and financial condition.

Our exposure to inflation and currency exchange and interest rate fluctuations may increase our cost of operations

Of our revenues for the year ended December 31, 2012, 43% was in Japanese Yen (JPY) and almost all of the rest of our revenues were in U.S. dollars (USD).  Of our revenues for the year ended December 31, 2011, 32% was in Japanese Yen (JPY) and almost all of the rest of our revenues were in U.S. dollars (USD).    Our financing and investing activities and our expenses and costs are denominated in USD, New Israeli Shekels (NIS), JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

The dollar amount of our operations, which is denominated in NIS and JPY, is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the US dollar and by the changes in the exchange rate of the USD in relation to the JPY. Such dollar amount of operations will increase also if the US dollar devalues against the NIS.  Outstanding principal and interest on some of Tower’s debentures is linked to the Israeli consumer price index (CPI) and therefore, Tower’s dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US dollar.

Tower, Jazz, and TJP’s borrowings under their respective credit facilities provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if Tower and/or Jazz and/or TJP's banks incur increased costs in financing the applicable credit facility due to changes in law or the unavailability of foreign currency, they may exercise their right to increase the interest rate on the credit facility or require Tower and/or Jazz and/or TJP to bear such increased cost, as provided for in the respective credit facility agreement.

Tower regularly engages in various hedging strategies to reduce its exposure to some, but not all, of these risks and intends to continue to do so in the future. However, despite any such hedging activity, Tower is likely to remain exposed to interest rate and exchange rate fluctuations and inflation, which may increase the cost of its operating and financing activities.

We depend on intellectual property rights of third parties and failure to maintain or acquire licenses could harm our business.

We depend on third party intellectual property in order for us to provide certain foundry services and design support to our customers. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, the design and production of our customers’ products could be delayed, resulting in underutilization of our capacity.  If any of our intellectual property vendors goes out of business, liquidates, merges with, or is acquired by, another company that discontinues the vendor’s previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected.  In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

Failure to comply with the intellectual property rights of third parties or to defend our intellectual property rights could harm our business.

Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defending our intellectual property rights.  Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have been subject to intellectual property claims from time to time, some of which have been resolved through license agreements, the terms of which have not had a material effect on our business.

From time to time, we are a party to litigation matters incidental to the conduct of our business.  Because of the nature of the industry, we may continue to be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

•	negotiating cross-license agreements;

•	seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

•
discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we are unable to design around the allegedly infringed patents;

•	litigating the matter in court and paying substantial monetary damages in the event we lose; or

•	seeking to develop non-infringing technologies, which may not be feasible.

Any one or several of these alternatives could place substantial financial and administrative burdens on us and hinder our business.  Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others. If we fail to obtain certain licenses or if we will be involved litigation relating to alleged patent infringement or other intellectual property matters, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues.

As of December 31, 2012, we held 185 patents in force in the United States and 45 patents in force in foreign countries. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States.  Effective intellectual property enforcement may be unavailable or limited in some countries. We cannot assure you that we will at all times enforce our patents or other intellectual property rights and it may be difficult for us to protect our intellectual property from misuse or infringement by other companies in certain countries.  Further, we cannot assure you that courts will uphold our intellectual property rights or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues. Our inability to enforce our intellectual property rights in some countries may harm our business and results of operations.

We could be seriously harmed by failure to comply with environmental regulations.

Our business is subject to a variety of laws and governmental regulations in Israel, the U.S. and Japan relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in Tower’s production processes in Israel, in Jazz’s production processes in California and in TJP’s facility in Japan. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations.

We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fire. The risk of fire associated with these materials cannot be completely eliminated. Although we maintain insurance policies to reduce potential losses that may be caused by fire, including business interruption insurance, our insurance coverage may not be sufficient to cover all of our potential losses due to a fire. If any of our fabs were to be damaged or cease operations as a result of a fire, and if our insurance proves to be inadequate, it may reduce our manufacturing capacity and revenues. In addition, a power outage, even of very limited duration, caused by a fire may result in a loss of wafers in production, deterioration in our fab yield and substantial downtime to reset equipment before resuming production.

Possible product returns could harm our business.

Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers’ prior agreed upon specifications. Although product returns have historically been less than 1% of revenues, future product returns in excess of established provisions, if any, may have an adverse effect on our business and financial condition.

We are subject to risks related to our international operations.

We have generated substantial revenue from customers located in Asia-Pacific and in Europe.  Because of our international operations, we are vulnerable to the following risks:

•
we price our products primarily in US dollars; if the Euro, Yen or other currencies weaken relative to the US dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our revenue;

•	the burdens and costs of compliance with foreign government regulation, as well as compliance with a variety of foreign laws;

•	general geopolitical risks such as political and economic instability, international terrorism, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which we conduct our business;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits;

•	adverse tax rules and regulations;

•	weak protection of our intellectual property rights;

•	delays in product shipments due to local customs restrictions;

•	laws and business practices favoring local companies;

•	difficulties in collecting accounts receivable; and

•	difficulties and costs of staffing and managing foreign operations.

In addition, Israel, the United States, Japan and other foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country. The geographical distance between Israel, the United States, Japan and the rest of Asia and Europe also creates a number of logistical and communication challenges. We cannot assure you that we will be able to sufficiently mitigate the risks related to our international operations.

Our business could suffer if we are unable to retain and recruit qualified personnel.

We depend on the continued services of our executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot find and adequately integrate replacement personnel into our operations in a timely manner.  We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. Our ability to retain existing personnel and attract new personnel is in part dependent on the compensation packages we offer.  As demand for qualified personnel increases, we may be forced to increase the compensation levels and to adjust the cash, equity and other components of compensation we offer our personnel.

Our business plan is premised on the increasing use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers for the production of semiconductors using specialty process technologies. Our business may not be successful if this trend does not continue to develop in the manner we expect.

We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry will grow and follow the broader trend towards outsourcing foundry operations. Although the use of foundries is established and growing for standard CMOS processes, the use of outsourced foundry services for specialty process technologies is less common and may never develop into a significant part of the semiconductor industry. If fabless companies and vertically integrated device manufacturers opt not to, or determine that they cannot, reduce their costs or allocate resources and capital more efficiently by accessing independent specialty foundry capacity, the manufacture of specialty process technologies may not follow the trend of standard CMOS processes. If the broader trend to outsourced foundry services does not prove applicable to the specialty process technologies that we are focused on, our business, results of operations and cash flow may be harmed.

If we are unable to collaborate successfully with electronic design automation vendors and third-party design service companies to meet our customers’ design needs, our business could be harmed.

We have established relationships with electronic design automation vendors and third-party design service companies. We work together with these vendors to develop complete design kits that our customers can use to meet their design needs using our process technologies. Our ability to meet our customers’ design needs successfully depends on the availability and quality of the relevant services, tools and technologies provided by electronic design automation vendors and design service providers, and on whether we, together with these providers, are able to meet customers’ schedule and budget requirements. Difficulties or delays in these areas may adversely affect our ability to meet our customers’ needs, and thereby harm our business.

Failure to comply with existing or future governmental regulations could reduce our sales or increase our manufacturing costs.

The semiconductors we produce and the export of technologies used in our manufacturing processes may be subject to U.S., Israeli and/or Japanese export control and other regulations as well as various standards established by authorities in other countries. Failure to comply with existing or evolving U.S., Israeli, Japanese or other governmental regulation or to obtain timely domestic or foreign regulatory approvals or certificates, could materially harm our business by reducing our sales, requiring modifications to processes that we license to foreign third parties, or requiring too extensive modifications to the products of our customers. Neither we nor our customers may export products using or incorporating controlled technology without obtaining an export license. Governmental restrictions may make foreign competitors facing less stringent controls on their processes and their customers’ products more competitive in the global market than us or our customers.

In the event that Jazz engages in a Special Security Agreement with the United States Department of Defense, it may limit the synergies and other expected benefits of the merger with Jazz.

In connection with Jazz’s aerospace and defense business, its facility security clearance and trusted foundry status, we are working with the Defense Security Service of the United States Department of Defense ("DSS") to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement ("SSA"). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to Tower or TJP. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the merger. There is no assurance when, if at all, an SSA will be reached.

If the integrated circuits we manufacture are integrated into defective products, we may be subject to product liability or other claims which could damage our reputation and harm our business.

Our customers integrate our custom integrated circuits into their products which they then sell to end users. If these products are defective or malfunction, we may be subject to product liability claims, as well as possible recalls, safety alerts or advisory notices relating to the product. We cannot assure you that our insurance policies will be adequate to satisfy claims that may be made against us. Also, we may be unable to obtain insurance in the future at satisfactory rates, in adequate amounts, or at all. Product liability claims or product recalls in the future, regardless of their ultimate outcome, may have a material adverse effect on our business, reputation, financial condition and our ability to attract and retain customers.

A significant portion of Fab 3’s workforce is unionized, and its operations may be adversely affected by work stoppages, strikes or other collective actions which may disrupt its production and adversely affect the yield of its fab.

A significant portion of Fab 3’s employees at the Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement that is scheduled to expire in March 2015.  We cannot predict the effect that continued union representation or future organizational activities will have on Fab 3’s business. We cannot assure you that Fab 3 will not experience a material work stoppage, strike or other collective action in the future, which may disrupt its production and adversely affect its customer relations and operational results.

The production yields and business of our fabs could be significantly harmed by natural disasters, particularly earthquakes.

Fab 1 and Fab 2 are located in an area near the Syrian-African rift valley, which is known to have seismic activity. Fab 3 is located in southern California, a region known for seismic activity. Fab 4 is located in Japan, in a region that was not affected by the 2011 earthquake in Japan but is generally susceptible to seismic activity. Due to the complex and delicate nature of our manufacturing processes, our facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. We cannot be certain that precautions that any of our fabs have taken to seismically upgrade the fabs will be adequate to protect our facilities in the event of a major earthquake, and any resulting damage could seriously disrupt production and result in reduced revenues. During March 2011, an earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave causing vast damage. Although Fab 4 was unaffected, the effects of this tsunami continue to weigh on the economy of Japan and it is difficult to predict the continued long-term impact of this disaster. In addition, we have no insurance coverage which may compensate us for losses that may be incurred as a result of earthquakes, and any such losses or damages incurred by us may have a material adverse effect on our business.

Climate change may negatively affect our business.

There is increasing concern that climate change is occurring and may have dramatic effects on human activity if no aggressive remediation steps are taken. Public expectations with respect to reductions in greenhouse gas emissions may result in increased energy, transportation and raw material costs.

Scientific examination of, political attention to and rules and regulations on, issues surrounding the existence and extent of climate change may result in increased production costs due to increase in the prices of energy and introduction of energy or carbon tax. A variety of regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase new equipment at higher costs or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted may adversely affect our operations. Changes in environmental regulations, such as those on the use of per fluorinated compounds, may increase our production costs, which may adversely affect our results of operation and financial condition.

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels may occur due to climate change. For example, transportation suspension caused by extreme weather conditions may harm the distribution of our products. We cannot predict the economic impact, if any, of disasters or climate change.

Compliance with the US Conflict Minerals Law may affect our ability or the ability of our suppliers to purchase raw materials at an effective cost.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo ("DRC") or adjoining countries, which include Sudan, Uganda, Rwanda, Burundi, United Republic of Tanzania, Zambia, Angola, Congo, and Central African Republic. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in our industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. In August 2012, the SEC adopted annual disclosure and reporting requirements for companies that use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There will be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. Although we expect that we and our vendors will be able to comply with the requirements, there is no assurance that we will be able to gather all of the information required from our vendors. In addition, there is increasing public sentiment that companies should avoid using conflict materials from the DRC and adjoining countries. Although we believe our suppliers do not rely on such conflict materials, there is no assurance that we will continue to be able to obtain adequate supplies of materials needed for our production from supply chains outside the DRC and adjoining countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business.

Risks relating to construction activities adjacent to Fab 3.

In 2010, the properties which Jazz leases for its fabrication facilities and headquarters were sold to a real estate investment firm based in Irvine, California.  In connection with the sale, Jazz negotiated amendments to its operating leases that confirm its ability to remain in the fabrication facilities through 2017 and to exercise options to extend that lease through 2027.  The new owner has expressed its intention to begin development of a portion of the property adjacent to Fab 3, with the first phase of development of mixed use townhouses, midrise and hi-rise condominiums potentially beginning in 2014 or thereafter.  In the amendments to its leases, Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations.  Although Jazz does not anticipate a material adverse impact to its operations, it is possible that construction activities adjacent to its fabrication facility may result in temporary reductions or interruptions in the supply of utilities to the property and that a portion or all of the fabrication facility may need to be idled temporarily during development. If construction activities limit or interrupt the supply of water, gas or electricity to Fab 3 or cause significant vibrations or other disruptions, it may limit or delay Fab 3’s production, which may adversely affect its business and operating results. In addition, an unplanned power outage caused by construction activities, even of very limited duration, may result in a loss of wafers in production, deterioration of our fab yield and substantial downtime to reset equipment before resuming production.

Risks relating to vacating headquarters building in Fab 3 and relocating personnel and operations into the fabrication facility.

 Under Jazz’s amended leases, the landlord has notified Jazz that it is exercising its right to  terminate the lease for Jazz’s headquarters building effective January 1, 2014, but not Jazz’s fabrication facility. Although Jazz does not anticipate a material adverse impact to its operations as a result of this move, it is possible that the process of relocating personnel associated telephone and data lines as well as computer equipment could result in some temporary disruptions to normal business operations, which could adversely affect our business and operating results.

Risks Related to Our Securities

The repayment of Tower's outstanding debentures is subordinated to Tower's indebtedness to its banks and obligations to secured creditors and Jazz’s repayment of its notes is subordinated to Jazz's secured indebtedness to its banks.

The repayment of Tower's outstanding debentures is subordinated to (i) the prior payment of approximately $131 million in the aggregate payable to the banks as of December 31, 2012 under Tower’s amended facility agreement and (ii) any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor under the Investment Center’s “Approved Enterprise” program in relation to Fab 2. Tower has not guaranteed any of Jazz's debt, including Jazz's debt under its bank loan and Jazz's debt to its note holders. In addition, repayment of Jazz's notes is subordinated to the prior payment of approximately $19 million payable in regard to Jazz's secured bank loans as of December 31, 2012. As a result, upon any distribution to Tower or Jazz’s creditors, as applicable, in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to Tower or Jazz’s outstanding debentures or note holders, as applicable.  In any of these circumstances, Tower, or Jazz, as applicable, may not have sufficient assets remaining to pay amounts due on any or all of their respective debentures or notes then outstanding. In addition, neither Tower nor Jazz, as applicable, is permitted under the terms of their respective facility agreements to make a payment on account of their respective debentures or notes, as applicable, if on the date of such payment an “Event of Default” exists under the applicable facility agreement.

Tower’s stock price may be volatile in the future.

The stock market, in general, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. In particular, the stock prices for many companies in the semiconductor industry have experienced wide fluctuations, which have often been unrelated to the operating performance of such companies.  These broad market and industry fluctuations may adversely affect the market price of Tower’s ordinary shares, regardless of Tower’s actual operating performance.

In addition, it is possible that Tower’s operating results may be below the expectations of public market analysts and investors, in which case, the price of Tower’s securities may underperform or fall.

Market sales of large amounts of Tower’s shares or securities, or even the perception that such sales may occur, may depress the market price of Tower’s share, impair our ability to raise capital through the sale of Tower securities and limit our ability to find financing sources to fund our long-term debt and other liabilities.

Market sales of large amounts of Tower’s shares or securities, or even the perception that such sales may occur, may lower the price of Tower’s ordinary shares. Of Tower’s approximately 22.3 million outstanding ordinary shares as of December 31, 2012, approximately 19.5 million are held by non-affiliates and are freely tradable under US securities laws.  The balance is held by affiliates of Tower. Some of these shares are or may be registered for resale and therefore are or could be freely tradable under US securities laws, and the balance are eligible for sale subject to the volume and manner of sale limitations of Rule 144 promulgated under the US Securities Act of 1933. In addition, as described below, a substantial number of Tower ordinary shares are issuable under capital notes, options, warrants and convertible debentures, primarily the bonds series F.

A conversion or exercise of a material portion of such convertible securities, or even the perception that such a conversion or exercise may occur, may depress the market price of Tower ordinary shares and may impair our ability to raise capital through the sale of Tower securities.

Issuance of ordinary shares may dilute the percentage of current and future shareholders.

As of December 31, 2012, we had approximately 22.3 million ordinary shares outstanding. We may issue additional ordinary shares that may result in dilution of the percentage of our ordinary shares held by current and future shareholders. If certain convertible securities are converted or exercised, we will be obligated to issue up to 55.9 million shares to our banks, employees, CEO, directors, bond holders, warrant holders and Israel Corp. In addition, we may execute on additional financings in the future,  which may involve the issuance of additional ordinary shares or securities that are convertible into or exercisable for the purchase of ordinary shares, which may materially dilute the holdings of our shareholders.

Any inability to comply with Section 404 of the Sarbanes−Oxley Act of 2002 regarding internal control attestation may negatively impact the report on our financial statements to be provided by our independent auditors, thereby potentially adversely affecting our financial position.

We are subject to the reporting requirements of the United States Securities and Exchange Commission ("SEC"). The SEC, as directed by Section 404(a) of the United States Sarbanes−Oxley Act of 2002, adopted rules requiring public companies to include a management report assessing the company’s effectiveness of internal control over financial reporting and an attestation thereof by its auditors in its annual report. Our management and/or our auditors may conclude that our internal controls over financial reporting are not effective. Such a conclusion could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares and our ability to access the capital markets.

Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

Fab 1 and Fab 2 manufacturing facilities and certain of its corporate and sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to terrorist activity, with varying levels of severity.  Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will not adversely impact our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and make it more difficult for us to raise capital. Furthermore, Fab 1 and Fab 2 manufacturing facilities are located exclusively in Israel. We could experience serious disruption to our manufacturing in Israel if acts associated with this conflict result in any serious damage to said manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may incur, and any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be negatively affected by the obligations of our Israeli personnel to perform military service.

In the event of severe unrest or other conflict, Israeli personnel could be required to serve in the military for extended periods of time.  In response to increases in terrorist activity, there have been periods of significant call-ups of Israeli military reservists, and it is possible that there will be additional call-ups in the future.  Many male Israeli citizens, including most of Tower's male employees under the age of 40, are subject to compulsory military reserve service and may be called to active duty under emergency circumstances. Our operations in Israel could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

If the exemption allowing us to operate our Israeli manufacturing facilities seven days a week is not renewed, our business will be adversely affected.

We operate our Israeli manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2014. If the exemption is not renewed in the future and we are forced to close either or both of the Israeli facilities for this period each week, our financial results and business will be harmed.

It may be difficult to enforce a US judgment against us, our officers, directors and advisors or to assert US securities law claims in Israel.

Tower is incorporated in Israel. Most of Tower’s executive officers and directors and our Israeli accountants and attorneys are nonresidents of the United States, and a majority of Tower’s assets (excluding its foreign subsidiaries and their assets) and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against Tower or any of these persons, in US or Israeli courts based on the civil liability provisions of the US federal securities laws, except to the extent that such judgment could be enforced in the U.S. against Tower’s U.S. subsidiaries. Additionally, it may be difficult to enforce civil liabilities under US federal securities laws claimed in original actions instituted in Israel.

4.8	Material Changes

No other material changes have occurred since December 31, 2011 that are not included in our annual report on Form 20-F for the year ended December 31, 2011, or in a report on Form 6-K filed between the date we filed our annual report and the date of this prospectus, all of which are incorporated herein by reference.

4.9	Capitalization and Indebtedness

The following table sets forth our long-term debt, debentures and capitalization as of December 31, 2012 on an actual basis.

	Actual
	(US dollars in thousands)

Bank loans (including current maturities)		139,092
Debentures (including current maturities)		199,785
Long-term customers’ advances		7,407
Other long-term-liabilities		128,935
Shareholders’ equity:
Ordinary Shares, NIS 15.00 par value per share; 120,000,000 authorized shares, 22,398,180 issued shares* and 22,311,513 outstanding shares	87,280
Additional paid-in capital	937,814
Capital notes	305,262

Cumulative stock based compensation	42,826
Accumulated other comprehensive loss	1,893
Foreign currency translation adjustments	(5,368)
Accumulated deficit	(1,140,610)
Treasury stock, 86,667 shares	(9,072)
Total shareholders’ equity		220,025
Total capitalization		814,640
       ______________

*	Includes 86,667 treasury shares.

The information set forth on an actual basis in the foregoing table excludes the following securities as of December 31, 2012:

(i)	approximately 1.8 million ordinary shares issuable upon exercise of options granted to employees and directors at a weighted average exercise price of approximately $18;

(ii)	approximately 1.8 million ordinary shares issuable upon exercise of options granted to our Chief Executive Officer at a weighted average exercise price of $17.28;

(iii)	approximately 0.8 million ordinary shares issuable upon exercise of options granted to our Chairman of the Board at an exercise price of $4.35;

(iv)	approximately 0.2 million ordinary shares issuable upon exercise of warrants issued to our banks with an exercise price of $30.6 per share exercisable until December 2015;

(v)
approximately 0.1 million ordinary shares issuable upon exercise of warrants issued to our banks in connection with our credit facility with an exercise price of $92.55 per share exercisable until December 2015;

(vi)
approximately 0.1 million ordinary shares issuable upon exercise of warrants issued to our banks in connection with our credit facility with an exercise price of $11.78 per share exercisable until December 2015;

(vii)
approximately 6.4 million ordinary shares issuable upon conversion of the equity equivalent convertible capital notes we issued to Bank Leumi, approximately 5.7 million shares issuable upon conversion of such notes issued to Bank Hapoalim and approximately 13.7 million shares issuable upon conversion of such notes issued to Israel Corp.;

(viii)	approximately 1.7 million ordinary shares issuable upon exercise of warrants series J, with an exercise price of $25.5 per share and exercisable until June 2015.

(ix)	approximately 22 million ordinary shares issuable upon conversion of our convertible debentures Series F, 50% until December 2015 and 50% until December 2016 at a conversion rate of NIS 38.21

(x)
approximately 1.8 million ordinary shares issuable upon exercise of Series 7 Warrant during the two year period which starts on March 2014. The Series 7 Warrants will be exercisable into our ordinary shares during the period set forth above at an exercise price to be based on our share price in TASE prior to March 2014, however not more than NIS 63.75 and not less than NIS 30.0

This information does not take into account potential dilutive issuances of securities pursuant to our credit facility agreement according to which securities are issuable to our banks since the number of securities issuable will depend upon future market price of our shares and/or other conditions.

4.10	Use of Proceeds

The net proceeds from any offering, after deduction of the arranger's fee and other expenses and commissions of the offering, will be published in the supplemental shelf offering reports which will offer securities pursuant to this prospectus.

Unless we state otherwise in a supplemental shelf offering report, we may use the net proceeds from the sale of securities under this prospectus for general corporate purposes as well as repayment of our indebtedness, subject to the terms of our facility agreement with our banks.  From time to time, we may evaluate the possibility of acquiring businesses, products, equipment and technologies, and we may use a portion of the proceeds as consideration for these purposes.

4.11	Expenses of the Offering

The aggregate amount that we will pay for arrangement fees in connection with the filing of this prospectus is detailed on the cover page of this prospectus and our other commissions and expenses will be published in the supplemental shelf offering reports.

4.12	Incorporation of Certain Information by Reference

We are allowed to incorporate by reference the information we file with the U.S. Securities and Exchange Commission and the Israel Securities Authority, which means that we can disclose important information to you by referring to those documents.  Information incorporated by reference is part of this prospectus.  We incorporate by reference in this prospectus the documents listed below, and any future annual reports on Form 20-F or reports on Form 6-K (to that extent that such Form 6-K indicates that it is intended to be incorporated by reference in our registration statements) filed with the SEC prior to the termination of the offering.  Information that we file in the future with the SEC that is incorporated by reference herein automatically updates and supersedes any information in this prospectus, The following documents filed with the U.S. Securities and Exchange Commission by Tower are incorporated by reference hereto:

•	Annual report on Form 20-F for the year ended December 31, 2011, filed on April 30, 2012 ;

•	Report on Form 6-K dated May 9, 2012;

•	Report on Form 6-K dated June 12, 2012;

•	Report on Form 6-K dated July 11, 2012;

•	Report on Form 6-K dated August 2, 2012;

•	Report on Form 6-K dated August 10, 2012;

•	Report on Form 6-K dated September 7, 2012;

•	Report on Form 6-K dated September 19, 2012;

•	Report on Form 6-K dated October 23, 2012;

•	Report on Form 6-K dated November 6, 2012;

•
Any report on Form 6-K, or parts thereof, filed or furnished after the date of this prospectus, which states that it, or any part thereof, is being incorporated by reference in our registration statements; and

•	The description of Tower’s ordinary shares which is contained in its Registration Statement on Form 8-A declared effective on October 25, 1994.

As you read the above documents, you may find inconsistencies in information from one document to another.  If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.  All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

Tower Semiconductor Ltd.
P.O. Box 619
Migdal Haemek, Israel, 23105
Tel: 972-4-650-6611
Fax:
Attention: Investor Relations

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement thereof.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and any arranger or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date that is indicated in this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

4.13	Where You Can Find More Information

Tower’s ordinary shares are listed on the NASDAQ Global Market and Tower is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer.  In accordance with the Exchange Act, Tower files reports with the SEC, including its annual report on Form 20-F and its interim financial information on Form 6-K on a quarterly basis.  Tower also furnishes certain other material information to the SEC on Form 6-K.  You may read and copy documents Tower has filed at the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on this public reference room.

As a foreign private issuer, all documents which were filed after November 4, 2002 on the Securities and Exchange Commission’s EDGAR system are available for retrieval on the Securities and Exchange Commission’s website at http://www.sec.gov. These Securities and Exchange Commission filings are also available to the public on the Israel Securities Authority’s Magna website at http://www.magna.isa.gov.il and from commercial document retrieval services. Tower also generally makes available on its web site (http://www.towerjazz.com) its quarterly and year-end financial statements as well as other information. The information available on Tower’s website is not a part of this prospectus.

Tower’s ordinary shares are also listed on the Tel Aviv Stock Exchange.  Tower files reports in Israel pursuant to the rules of the Israeli Securities Law for companies that are listed both on the TASE and the NASDAQ.  These reports, and any additional Hebrew language reports that Tower may file, are available for public view on the website of the Israel Securities Authority at http://www.magna.isa.gov.il.  We undertake no obligation to the holders of the securities being offered by this prospectus to publish any reports that are not required by applicable law.

4.14	Legal Matters

Certain legal matters with respect to this offering are being passed upon for us by Yigal Arnon & Co., our Israeli counsel.

4.15	Experts

The financial statements, incorporated in this prospectus by reference from Tower’s Annual Report on Form 20-F and the effectiveness of Tower’s internal control over financial reporting have been audited by Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference.  Such financial statements have been incorporated in reliance on the reports of such firm, given upon its authority as an expert in accounting and auditing.